DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED

2008 OCT 15 A 11:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

[redacted]

08005404

SUPPL

October 1, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

PROCESSED
OCT 17 2008
THOMSON REUTERS

Encs.

dw 10/16

Davis:3897731.1

Date: October 1, 2008

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	Redated certificates for the 3rd quarter ended June 30, 2008 filed on September 15, 2008
(f)	News Releases	September 2, 2008 September 17, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	September 2, 2008 September 17, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **MICHAEL J. VANDE GUCHTE,** ***CEO, of PARAGON MINERALS CORPORATION,*** certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending ***June 30, 2008***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***August 29, 2008***

"Michael J. Vande Guchte"
MICHAEL J. VANDE GUCHTE, CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, TOM WILSON, *CFO, of PARAGON MINERALS CORPORATION*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending ***June 30, 2008***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***August 29, 2008***

"Tom Wilson"
TOM WILSON, CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-11 September 2, 2008**

Paragon to commence drilling at South Tally Pond Project

- Titan 24 geophysical survey outlines priority target areas –

Paragon Minerals Corporation (PGR.TSXV) is pleased to provide the results of the Titan 24 geophysical survey completed on its 100%-owned South Tally Pond base metal project located in central Newfoundland. Up to 5,800 metres of diamond drilling is planned at the Lemarchant Prospect to follow-up on targets generated by the Titan 24 geophysical survey and on significant results from previous drilling. Drilling is scheduled to begin on September 8.

Quantec Geoscience completed the Titan 24 Deep Earth Imaging System geophysical survey over the Lemarchant prospect in late July (see News Release dated May 21, 2008). The six line orientation survey was designed to help identify the signature of the precious metal-rich massive sulphide mineralization intersected by Paragon in previous drill holes, define and prioritize drill targets, and locate new target areas for drilling. The Titan survey has outlined several high priority, multi-line anomalies in the west, central and east portions of the surveyed grid area:

- In the central part of the grid, a moderate to strong conductor extends over all six surveyed lines. The multi-line conductor is interpreted to correspond with the strongly mineralized felsic volcanic rocks and base metal massive sulphides drilled on lines 101+00N, 102+00N, 103+00N and 104+00N. The anomaly continues to depth and along strike of the previous drilling.

- In the west part of the grid, a strong conductor occurs over an 800 metre strike length. This western anomaly represents a new, untested area of the property that is underlain by favourable altered felsic volcanic stratigraphy.

- In the east part of the grid, a moderate to strong conductor is evident over a 600 metres strike length. The geophysical anomaly may represent the fold repeated favourable felsic volcanic stratigraphy to the east of the previous drilling. The anomaly coincides with anomalous copper-lead-zinc-silver surface geochemistry and ground/airborne EM conductors.

"The Titan survey has provided some excellent additional information to help target and prioritize areas for the upcoming drill program at the Lemarchant prospect" stated Michael Vande Guchte, President & CEO of Paragon Minerals Corporation. "We see good correlation of the geophysical anomalies with the sulphide mineralization intersected to date and these anomalies continue to depth. The west and east anomalies are also very significant and require follow-up drilling". Paragon will compile, interpret and integrate the Titan geophysical data into the South Tally Pond project dataset with up to 5,800 metres of drilling planned.

The South Tally Pond Project is located in the same volcanic belt and has very strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine, located 20 kilometres to the northwest. In 2007, Paragon made a significant base metal discovery on the property at the Lemarchant prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver and 1.85 g/t gold were intersected over 14.6 metres. Paragon has a camp size land position covering 32,450 hectares beginning immediately southwest of the Duck Pond Mine property. The project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

The South Tally Pond project work is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland and Labrador.

<u>**Forward-looking statements**</u> - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533- 6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR08-12 September 17, 2008**

Paragon Minerals and Metals Creek Resources sign JV Option Agreement on the Long Pond Gold Project

- *Metals Creek to earn a 60% interest by funding $500,000 in exploration over four years* -

Paragon Minerals Corporation ("Paragon"; PGR:TSX-V) is pleased to announce the signing of a Joint Venture option agreement with Metals Creek Resources Corp. ("Metals Creek"; MEK.TSX-V) on Paragon's Long Pond gold project. The property is located in the Baie Verte Peninsula area of Newfoundland and consists of 2 mineral licenses (63 claims) covering 1,575 hectares.

Exploration work by Paragon has documented a mesothermal gold vein environment with strong similarities to the mafic-ultramafic hosted gold deposits of other greenstone belts in Canada. Rock grab samples from six gold occurrences on the property have returned grades of up to 75.9 g/t gold. Limited historic diamond drilling completed on the Long Pond property has drill intercepts of 21.5 g/t gold over 1.19 metres.

"We are pleased to welcome Metals Creek as a new partner" said Michael Vande Guchte, President and CEO of Paragon. "Metals Creek management has assembled a good land package in the Baie Verte area and we look forward to continuing exploration on the Long Pond property with them". Paragon continues to focus on its 100%-owned South Tally Pond project, where a 5,800 metre drill program is underway on its massive sulphide discovery at the Lemarchant prospect.

The option agreement gives Metals Creek the right to earn a 60% interest in Long Pond gold project by spending $500,000 on exploration over four years with a firm $50,000 exploration expenditure commitment in the first year. The agreement also calls for Metals Creek to make share payments totaling 300,000 shares over the first three years of the option agreement including 50,000 shares on signing of this agreement. The Long Pond property is subject to a 0.5% NSR which is purchasable by Paragon for $500,000. This agreement is subject to any applicable regulatory approvals.

The partnering of the Long Pond property is an important part of Paragon's business plan to advance its exploration projects through partner-funded exploration while it continues to focus on the South Tally Pond project.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon is focused on base and precious metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

Exploration work conducted by Paragon Minerals on the Long Pond property was carried out under the supervision of David A. Copeland, M.Sc. P.Geo., Qualified Person as defined under National Instrument 43-101. Bruce Mitton, P.Geo., V.P. Exploration for Paragon, is the Qualified Person that has reviewed and

approved the contents of this release. Historical results and information contained herein were obtained from reports filed with the Government of Newfoundland and Labrador

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

END

For further information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.877.533.6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6